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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2003

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

Suite 1200, 95 Wellington Street West
Toronto, Ontario
M5J 2V4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ☐    Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☒    No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3920.]

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED
(Registrant)
January 17, 2003	By:	\ P.D. Lafrance \ P.D. Lafrance — Assistant Secretary

FALCONBRIDGE Falconbridge Limited Suite 1200, 95 Wellington Street West Toronto, Canada M5J 2V4 Telephone 416/956-5700 Telex 065-24211 Rapifax 956-5757

FOR IMMEDIATE RELEASE

FALCONBRIDGE LIMITED ANNOUNCES FURTHER DETAILS OF
REPURCHASE OF COMMON SHARES

TORONTO, Ontario, January 13, 2003 — As previously announced, Falconbridge Limited intends to repurchase for cancellation up to 750,000 common shares representing approximately 0.5% of its outstanding common shares under the rules of a normal course issuer bid through the facilities of the Toronto Stock Exchange (TSX). As of January 8, 2003, Falconbridge had 177,603,432 common shares outstanding. The commencement date for the bid will be January 15, 2003. The bid will terminate on the earlier of the repurchase of 750,000 common shares, Falconbridge providing the TSX with a notice of termination, or January 14, 2004.

Falconbridge Limited is a leading low-cost producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (59%) and by other investors (41%).

For further information:

Media: Caroline Casselman, Director, Communication & Public Affairs, Tel: (416) 956-5781 E-mail: ccasselman@Falconbridge.com

Investors: Denis Couture, Vice-President, Communications and Public Affairs, Tel: (416) 956-5706, E-mail: denis.couture@toronto.norfalc.com

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SIGNATURES
FALCONBRIDGE LIMITED ANNOUNCES FURTHER DETAILS OF REPURCHASE OF COMMON SHARES